July 13, 2010

Mr. Mark Webb

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Killbuck Bancshares, Inc.
Form 10-K
Filed March 23, 2010
File No. 000-24147

Form 10-Q
Filed May 12, 2010
File No. 000-24147

Dear Mr. Webb:

On behalf of Killbuck Bancshares, Inc., an Ohio corporation, please find below Killbuck’s responses to comments of the staff of the Securities and Exchange Commission contained in your letter to the undersigned dated July 6, 2010. For your convenience, we have repeated you comments before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III

Item 10. Directors and Executive Officers

1.	In future filings, please explain the reasons for your board leadership structure, including why you have chosen to separate the principal executive officer and board chairman positions. Please comply with Item 407(h) of regulation S-K.

In future filings, we will comply with Item 407(h) of regulation S-K and provide expanded discussions of the board structure and why the positions of principal executive officer and board chairman positions are separated.

Item 13. Certain Relationships and Related Transactions

Director Independence and Related Party Transactions, page 2 of the proxy statement

2.

In future filings, revise the disclosure on page 2 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

During the preparation of future proxy statements, bank management and legal counsel will review the disclosure requirements pertaining to Instruction 4(c) to item 404 (a) of Regulation S-K and fully comply.

Exhibit 13 Portions of the 2009 Annual Report to Shareholders

Notes to Consolidated Financial Statements

Note 2. Investment Securities, page 13

3.	We note in your disclosure on page 14 that your mutual funds portfolio was 50.6% underwater with $0.51 million of unrealized losses and these investments were in an unrealized loss position for over 12 months. You also disclose that you believe these impairments are not other than temporary. Please provide us with your impairment analysis for your mutual funds that are in an unrealized loss position, and revise your future filings to address your consideration of impairment on these securities. Specifically address how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to project a recovery and hold a fund until that recovery. If true, please confirm in your future filings that you are considering your holdings in mutual fund as equity securities for purposes of your impairment analyses.

The Bank presently holds one mutual fund and does consider this an equity security. The fund is comprised solely of community and regional financial institution stocks. Financial stocks fell out of favor with the investment community. The decline in fair value was the result of price volatility of the individual investment and not the quality of the underlying investments. Large cap company stocks have began to recover, small and mid cap stocks tend to trail the market of large cap securities. The mutual fund is comprised of both types of investments. The security is under continuous monitoring and the impairment is presently considered temporary by management. The fund continues to pay dividends and actively trade. Liquid assets provide the Bank with the ability to hold this security indefinitely, especially when considering the security in relation to the Bank’s balance sheet. The carrying value of the security is not significant to the organization’s balance sheet, especially the available for sale portfolio. The security comprises approximately 0.13% of total assets. The audit report and any interim information of the mutual fund is reviewed on an ongoing basis. There have been no going concern indications noted. In addition to a review of the financial condition of the investment as a whole, individual securities held by the mutual fund are also reviewed. Specific items considered are capital levels, earnings and deterioration of the loan portfolio. In all instances, capital ratios were considered strong with key capital ratios showing improvement. In some instances, earnings did decline and loan delinquencies increased. However, in those instances, it appears the driving factors were considered isolated since they were driven by costs associated with merger activity or a change in loan product composition. Attached is a memo detailing our conclusions regarding the temporary impairment of the mutual fund. If management determines that the security has become other than temporarily impaired, the value of the security will be written down to fair value and the impairment recognized in current earnings.

Form 10-Q for the Quarter Ended March 31, 2010

Notes to Consolidated Financial Statements (Unaudited)

Note 5 – Recent Accounting Pronouncements, page 8

4.	Please revise your future interim and annual filings to provide all of the disclosures required by ASC 320-10-50 (previously paragraphs 38 through 43 of FSP SFAS 115-1/124-2) with respect to your investment securities. We note, for instance, that you do not provide these required disclosures in the notes to the financial statements for the quarter ended March 31, 2010.

In future filings, the disclosures pertaining to recent accounting pronouncements and investments will be revised/expanded to ensure that the required items are present as called for by U.S. GAAP.

Acknowledgement

•	Per your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Killbuck Bancshares, Inc. set forth in this letter, please do not hesitate to contact me at (330) 276-2771.

/s/ Luther E. Proper
Luther E. Proper
President

Security:	Financial Institutions Partners, LLC	Cusip:	Mutual Fund	Rating:
Cost/Par:	$1,000,000	MV 12/31/09:	$484,017.33	Loss:	$515,982.67
					(51.60%)

1. Length of time and the extent to which the market value has been less than cost

This security has been at an unrealized loss position for more than 12 months, since 3/31/08. However, the fund has gained 53% in value from its low value on the Feb. 28, 2009 statement.

2. The financial condition and near term prospects of the issuer, including specific events which may influence the operations of the issuer:

We are in possession of the 12/31/09 audited financial statement performed by Arthur F. Bell, Jr. & Associates, LLC and accordingly Financial Institution Partners, LLC is still a viable operations despite the losses reported the past year.

3. The intent and ability of the holder to retain its investment for a period of time sufficient to allow for anticipated recovery in market value:

The Company does have the ability to hold the security for the long term; however, there is no way to identify a period of recovery. The Bank’s core capital ratio is 11.62%, which supports management’s ability to hold the security and the Bank has access to liquidity through the FHLB with an unused borrowing capacity of $43.4 million. The overall liquidity position of the bank remains in excess of 20%.

4. Financial position and key financial indicators of the issuer of the security, including a going concern qualification in an independent auditor’s report, significant losses in the current year or current and prior years, continued losses, loan covenant violations, changes in asset quality, liquidity and other significant changes.

We are in possession of the Audit of FIP performed by Arthur Bell CPA and the company continues in operation buying and selling bank stocks and receiving dividends from those stocks. The managing member of the mutual fund is Capital Market Securities, Inc. which has been involved in the capital markets for a number of years.

We also receive unaudited valuation statements on a monthly basis to tract the increases and declines in value of the fund. FIP has adopted FSS 157 and have declared the investments as mostly level 1 investments with a minority of the investments as level 2 investments.

5. Recommendations of investment advisors and changes in debt ratings by debt rating services.

Steve Clinton, the principal of Capital Market Securities, Inc. gives us periodic updates on the conditions of the fund. He indicates that (as we all know) financial stocks have fall out of favor with the investment community. Recently we have see the large cap financial company stocks rally a bit but the mid and small cap company stocks have yet to come back in favor. As the economy improves, we should see a rally in the small and mid cap companies begin to increase in value. When this happens we should see a significant rebound in the vale of this mutual fund.

6. Suspension of trading of the security.

There has been no suspension in the trading of this mutual fund.

7. Changes in tax laws, regulation or other governmental policies significantly affecting the issuer:

None.

8. Changes in market value of the sale of the security subsequent to year-end but prior to issuance of the financial statements.

Value has decreased since 9/30/09 quarterly statements. However has increased 53% from its low on the 2/28/09 valuation statement.

9. Forecasts of economic and market or industry trends:

The underlying securities in this mutual fund are primarily publicly traded bank stocks. As the economy improves and there are signs that that has already begun, and the end of the recession has been called by many forecasters, we should have seen the low in values of this mutual fund.

10. Dividends have been reduced or eliminated or scheduled interest payments have not been made:

N/A

Conclusion: Management determined that this security is only temporarily impaired based on the aforementioned analysis. This is a capital transaction has been marked to market since its inception and management believes we should continue with that methodology and we have the ability to hold the security until the value of the mutual fund and the underlying securities return to normal valuations.

The ongoing dividends being received by FIP will help in the recovery of the fund.

Total Assets at December 31, 2009	371,979,385.00
Mutual Fund Original Cost Value	1,000,000.00
Gross Unrealized Loss at December 31, 2009	506,103.00
Carrying Value at December 31, 2009	493,897.00

Cost vs Total Assets	0.26883%
Unrealized Loss vs Total Assets	0.13606%
Carry Value vs Total Assets	0.13278%

	Shares @ 2009	Shares @ 2008	2009 Value	2008 Value	2009 Per Share	2008 Per Share	Change	% of Fund	Change in Delinquency		Earnings	Capital
Fifth Third Bancorp	85,400.00	97,600.00	832,650.00	806,176.00	9.75	8.26	1.49	10.91%	Stable		Increased	Strong
Huntington	154,517.00	117,256.00	563,987.00	898,181.00	3.65	7.66	(4.01)	7.39%	Increase	1	Declined	Strong
Annapolis Bancorp	143,666.00	143,666.00	445,882.00	481,281.00	3.10	3.35	(0.25)	5.84%	Increase	2	Declined	Strong
Keycorp	122,374.00	60,300.00	679,176.00	513,756.00	5.55	8.52	(2.97)	5.84%	Increase	3	Declined	Strong

1 - Capital remains strong; organization purchased Sky Financial in late 2007; Sky Financial owned a subprime lender named Franklin Capital; Huntington aggressive in correcting the loan situation, thus challenging earnings and increasing delinquencies; organization showing strong performance in early 2010.

2 - Decrease in earnings and rising delinquencies can be attributed to the underperformance of 2 large commercial credits; the Bank has provided for the potential losses; the FDIC assessments also negatively impacted earnings; organization remains liquid.

3 - Organization incurred one time losses associated with the discontinuance of their education lending operations; capital is adequate and early indications for 2010 appear strong.